NetClass Technology Inc

6F, Building A, 1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

June 11, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Charli Wilson

Re:	NetClass Technology Inc Amendment No.1 to Registration Statement on Form F-1 Filed May 16, 2024 File No. 333-278224

Dear Ms. Wilson:

This letter is in response to your letter on May 31, 2024 in which you provided a comment to the Amendment No.1 to Registration Statement on Form F-1 (the “F-1”) of NetClass Technology Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on May 16, 2024. On the date hereof, the Company has submitted an Amendment No. 2 to the Registration Statement on Form F-1 (“Form F-1/A”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Registration Statement on Form F-1

General

1.	We note your response to prior comment 6. Please clarify on the cover page whether any final approval of the listing application by Nasdaq Capital Market will be conditional. You state that the listing approval letter will serve only to confirm that, if you sell a number of Class A ordinary shares in this offering sufficient to satisfy applicable listing criteria, your Class A ordinary shares will in fact be listed. Disclose whether this offering is necessary to meet the initial listing requirements of Nasdaq. Disclose whether this offering will be consummated before the actual listing and trading of Class A ordinary shares on Nasdaq.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that because the approval of the listing application by Nasdaq Capital Market will not be conditional. The closing of the offering is conditioned upon Nasdaq Capital Market’s approval of our listing application, and there is no guarantee or assurance that our Class A ordinary shares will be approved for listing on Nasdaq Capital Market. We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. We have revised the disclosure on the cover page and on page 20, 129 and 151 accordingly.

Lastly, we have also revised the risk factor “If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them” on page 53

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq. or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Sincerely,

/s/ Jianbiao Dai
Jianbiao Dai
Chief Executive Officer